Exhibit 99.1

Syneron Reports Third Quarter Results and Announces Share Repurchase Program of Up to $50 Million

YOKNEAM, ISRAEL--(Marketwire - November 08, 2007) - Syneron Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of elos™ combined-energy medical aesthetic devices, today reported financial results for the third quarter of 2007 and announced its first share repurchase program.

Revenues for the third quarter of 2007 were $33 million and $102.9 million for the first nine months, a 26% increase compared to the same nine-month period last year. As previously reported, Syneron revenues in North America were impacted by manufacturing delays in the VelaShape and Matrix IR applicator, which have since been fully resolved. Sales remained robust internationally. In Europe sales rose 26% compared to the third quarter of 2006 and in the Asia Pacific region sales grew 34% from the same period last year. The international contribution to total revenue rose to 48%, with North American sales accounting for 52% of total sales.

Net income for the third quarter of 2007 was $8 million, or $0.28 per diluted share. The stock-based compensation expense for the third quarter was $2.5 million, or $0.09 per diluted share.

Chief Executive Officer Doron Gerstel said, "We believe that Syneron will continue to build performance momentum and we are committed to delivering that value to our shareholders. We are pleased to announce Board approval of up to $50 million in share repurchases, Syneron's first repurchase program, reflecting our outlook, cash flow and cash position. Our full-year 2007 revenue guidance is $138-140 million."

CFO Fabian Tenenbaum said, "Syneron's financial position remains strong. Syneron's cash position at the quarter's end (including long-term marketable securities) rose to $196 million, reflecting net cash from operating activities for the quarter of $7.2 million."

The Board authorized Syneron to purchase its ordinary shares in the aggregate amount of up to $50 million. Any purchases under Syneron's share repurchase program may be made from time to time in the open market and may be initiated and discontinued at any time.

Shareholders' equity at the end of the quarter totaled $233 million. Syneron has about 28 million shares outstanding.

Conference call

Syneron Management will host a conference call to discuss the results at 8:30am ET today, November 8, 2007. The webcast will be broadcast simultaneously with a slide presentation. Investors and other interested parties may access the webcast and slide presentation at http://www.visualwebcaster.com/event.asp?id=43348 or through Syneron's website at www.syneron.com. Dial-in numbers for the call are: (US) 877-888-3490, (International) +1-416-641-6135. Please login at least 10 minutes prior to the conference call in order to download the applicable audio software. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company's website.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, North American Logistics Support Center in Irvine, CA, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, including statements with respect to our expectations regarding, but not limited to, financial forecast for 2007 and maintaining a leadership position in core markets. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements, including, but not limited to the risk associated with our ability to commercialize new products and identify new markets for our technology; ability to manage our growth, competition and pricing pressure, risks associated with our international operations, risks associated with regulatory qualifications or approvals, and risks related to our intellectual property. These risks and other factors are summarized under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2006, filed with the Securities and Exchange Commission on June 15, 2007. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

Syneron, the Syneron logo, and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners.

Syneron Medical Ltd.
CONSOLIDATED STATEMENT OF INCOME
U.S. dollars in thousand except per share data

	Three Months ended		Nine Months ended
	September 30,		September 30,
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	33,063	30,684	102,930	81,941
Cost of Revenues	6,760	4,621	18,813	12,555
Gross Profit	26,303	26,063	84,117	69,386

Operating expenses
Research and development	3,325	2,279	9,134	6,264
Selling and marketing	14,038	11,972	44,191	31,840
General and administrative	2,865	2,695	8,588	6,419
Other expenses

Total operating expenses	20,228	16,946	61,913	44,523

Operating Income	6,075	9,117	22,204	24,863
Financial income, net	2,429	1,640	6,414	4,096
Income before taxes	8,504	10,757	28,618	28,959
Taxes on income	550	350	1,800	859
Net Income	7,954	10,407	26,818	28,100

Basic net earning per share	0.29	0.38	0.97	1.04
Diluted net earnings per share	0.28	0.38	0.96	1.02
Weighted average number of shares used in per share calculation(in thousand):
Basic	27,760	27,306	27,687	27,105
Diluted	27,955	27,644	27,908	27,659

Syneron Medical Ltd.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousand

	September 30,	31December
	2007	2006
	(unaudited)	(audited)

CURRENT ASSETS
Cash and cash equivalents (1)	18,268	16,036
Short term deposits (1)	-	5,000
Marketable securities (1)	116,813	81,493
Trade receivables	46,048	38,478
Other receivables and prepaid expenses	5,173	4,890
Inventories	9,521	7,084
Total current assets	195,823	152,981

LONG TERM ASSETS
Severance pay fund	335	368
Long-term deposits and other (1)	1,125	1,105
Long-term available for sale marketable securities (1)	59,972	68,147
Investments in affiliated companies	1,022	-
Property and equipment, net	2,553	1,513
Intangible assets, net	5,020	1,127
Long Term Assets	70,027	72,260

Total Assets	265,850	225,241

CURRENT LIABILITIES
Trade Payables	3,965	6,452
Other current liabilities	23,021	19,270
Total current liabilities	26,986	25,722

LONG TERM LIABILITIES
Deferred Revenues	4,933	4,205
Warranty	682	512
Accrued severance pay	371	405
Total long-term liabilities	5,986	5,122

SHAREHOLDERS' EQUITY:	232,878	194,397
Total liabilities and shareholders' equity	265,850	225,241

(1) Total Cash and Liquid Investments	196,178	171,781

Syneron Medical Ltd.
CONSOLIDATED STATEMENT OF CASH FLOW
U.S. dollars in thousand

	Three Months ended		Nine Months ended
	September 30,		September 30,
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	7,954	10,407	26,818	28,100
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	252	173	701	525
Accrued severance pay, net	(19)	(17)	(1)	25
Increase in short-term and long-term trade receivables	(4,402)	(3,190)	(7,570)	(11,790)
Decrease (increase) in other accounts receivables and prepaid expenses	(1,180)	(2,907)	(283)	1,910
Increase in inventories	(116)	(1,294)	(2,437)	(1,666)
Increase (decrease) in trade payables	(734)	358	(2,487)	1,769
Increase (decrease) in other current liabilities	2,290	3,177	2,442	(1,509)
Loss (gain) on available for sale securities	251	(14)	200	552
Stock-based compensation	2,464	2,065	7,366	6,104
Increase in deferred revenues and warranty	442	964	1,567	1,489

Net cash provided by operating activities	7,202	9,722	26,316	25,509

CASH FLOWS FROM INVESTING ACTIVITIES

Investment in short-term deposits, net	-	4	5,000	(5,000)
Purchase of available-for-sale securities	(50,221)	(23,227)	(119,852)	(28,668)
Proceeds from sale of available-for-sale securities	46,373	4,998	93,373	6,189
Payments for acquisition of affiliated companies, long-term loans and others	(522)	(14)	(1,022)	-
Investment in long-term deposits and other	-	-	(20)	-
Proceeds from long term loans and other	17	-	-	17
Purchase of property and equipment	(741)	(143)	(1,484)	(495)
Purchase of other assets	(3,510)	-	(3,510)	-

Net cash used in investing activities	(8,604)	(18,382)	(27,515)	(27,957)

CASH FLOWS FROM FINANCING ACTIVITIES

Exercise of options	75	108	3,431	314
Net cash provided by financing activities	75	108	3,431	314

Increase (decrease) in cash and cash equivalents	(1,327)	(8,552)	2,232	(2,134)
Cash and cash equivalents at the beginning of the period	19,595	22,988	16,036	16,570
Cash and cash equivalents at the end of the period	18,268	14,436	18,268	14,436

For more information, please contact:

Fabian Tenenbaum
CFO
+972 73 244 2329
email: cfo@syneron.com

Judith Kleinman
VP Investor Relations
+972 54 646 1688
email: ir@syneron.com